                                                                  Exhibit (a)(1)

                                    [LOGO]

                              September 18, 2002

   Dear Holders of Pure Resources, Inc. common stock:

   On September 5, 2002, Union Oil Company of California commenced an unsolicited exchange offer to acquire each outstanding share of Pure's common stock that it does not already own in exchange for 0.6527 of a share of common stock of Unocal Corporation.

   Your board of directors has previously appointed a special committee of independent directors to consider Union Oil's exchange offer. After careful consideration, including a thorough review with independent legal and financial advisors, the Special Committee has determined that the exchange offer is inadequate and not in the best interests of Pure and its stockholders, other than Union Oil and its affiliates.

   As described in the attached Schedule 14D-9, the Special Committee unanimously recommends that you reject Union Oil's exchange offer and not tender your shares of Pure common stock in exchange for shares of Unocal common stock.

   The enclosed Schedule 14D-9 contains a detailed description of the factors considered by the Special Committee and other important information relating to the recommendation of the Special Committee. We urge you to read the Schedule 14D-9 and any amendments thereto carefully and in their entirety so that you will be fully informed as to the Special Committee's recommendation.

   If you need additional information or if you have previously tendered your shares and have any questions about how to withdraw your shares, please call:

                     GEORGESON SHAREHOLDER COMMUNICATIONS
                   Shareholders Call Toll-Free: 888-201-2098
                 Banks and Brokers Call Collect: 888-201-2098

   We thank you for your continued support and encouragement.

   Sincerely,

              Keith A. Covington       Herbert C. Williamson, III
              Director and             Director and
              Special Committee Member   Special Committee Member

                                      1